 (All dollar amounts are United States dollars unless otherwise stated)

GALIANO GOLD OUTLINES 2020 EXPLORATION PROGRAM

Vancouver, British Columbia, May 5, 2020 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) (formerly Asanko Gold Inc.) is pleased to announce its 2020 exploration program plans for the Asanko Gold Mine ("AGM"), located in Ghana, West Africa. The AGM is a 50:50 joint venture ("JV") with Gold Fields Ltd (JSE, NYSE: GFI), which is managed and operated by Galiano.

The exploration program at the AGM is led by Galiano's newly appointed Senior Vice President ("SVP Exploration") of Exploration, Paul Klipfel.  The exploration team at the AGM now reports to the SVP Exploration who will report to Greg McCunn, Chief Executive Officer. The exploration team is being managed as a separate business entity to the AGM operations with a $10 million budget for 2020.

Exploration Objectives:

1. Near term - to replace depletion from mining activity in 2020 and 2021.

2. Medium term - to improve the business plan for 2023 to 2026 by delineating Mineral Reserves by the end of 2022 that have superior economics (return on invested capital) to Cut 3 at Nkran.

3. To advance exploration targets with +1 million ounce potential to be in production by 2027 to replace Esaase.

"The exploration potential of the 21,000 hectare district scale land package at the AGM joint venture has yet to be materially tested and we are excited to be launching this newly focused initiative aimed at improving the AGM's five year business plan," said Greg McCunn, Chief Executive Officer. "After four years of commercial production at the AGM without any new substantial reserves being delineated, our top priority will be to begin the process of attempting to replace depletion on an ongoing basis.  In addition, we will be testing several defined drill targets which we believe have the potential to fit into our mine plan over the next five years and provide superior economics to our existing life of mine plan."

Initial Drilling Programs

An initial drill program targeted at replacing depletion and improving the five-year business plan has been initiated with five drill rigs planning to drill approximately 36,000 meters of diamond drilling ("DD") and reverse circulation drilling ("RC") during Q2 2020 ("Q2") and Q3 2020 ("Q3").  Nine high priority targets will be tested including the highly prospective Miradani-Tontokrom trend on the Company's South Camp mining concessions as well as the recently acquired Central West Camp concessions located immediately adjacent to the Company's Obotan Mining Camp and the 5.4 million tonne per annum processing plant (Figure 1).

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Figure 1: Initial Drill Program Targets

2020 Exploration Targets
1 Tontokrom
2 Miradani Central
3 Kaniago West
4 Mepease
5 Nkran South
6 Akwasiso
7 Abore
8 Midras South
9 Adubiaso
Esaase Shear Corridor
Esaase Pit
Esaase
Adubiaso Shear Corridor
Nkran Shear Corridor
Fromenda Shear Corridor
Abore
Obotan
North West
5Mtpa Plant
Nkran Pit
5km
10km
Central West
South
South West
Nkran Shear Corridor
0 2.5 5 10 Kilometers

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Near Term: Replacing Depletion 2021 - 2022

Five of the nine advanced targets are believed by management to have the potential to replace depletion in 2020-2021 and will be drilled in Q2 and Q3 in order to allow results to be included into the AGM's planned annual Mineral Reserve update as at December 31, 2020.  The initial drill program consists of a planned 18,250 meters targeted at replacing depletion, split approximately one-third DD and two-thirds RC.

  Nkran South - located 1.3km south of the Nkran pit, previously mined, targeting extensions to mineralization identified in soil and VTEM geochemistry anomalies.  Planned 3,000 meters of RC drilling.
  Akwasiso - located 5km northeast of the processing plant, currently being mined, targeting extensions of the ore body to the north and south as well as upgrading of inferred resources.  Planned 4,600 meters of RC and DD.
  Abore - located 13km north of the processing plant on the Esaase haul road, current mineral reserves planned for mining in 2021, targeting upgrading of inferred resources and extensions to the ore body to the north and south.  Planned 5,190 meters of RC and DD.
  Midras South - located 5km south west of the processing plant, previously explored in 2015 and 2017 with no stated resources, targeting definition of the ore body as well as extensions to the south and at depth.  Planned 4,180 meters of RC and DD.
  Adubiaso - located 5km northwest of the processing plant, previously mined, targeting upgrading of inferred resources.  Planned 1,250 meters of RC and DD.

Currently, drilling is underway at Nkran South, Akwasiso, Abore and Adubiaso with four operating drill rigs.  A fifth drill rig is expected to commence drilling in Q2.

Medium Term: Business Plan Improvement 2023 - 2026

Four of the nine high priority targets that are in close proximity to the processing plant and are believed by management to be capable of being augmented into the mine plan from 2023 will be drill tested in the initial program with approximately 18,000 meters of DD and RC drilling.  These high priority targets are:

  Miradani Central - located along trend and approximately 2km southwest of Tontokrom, previous trenching by the prior operator indicates multiple wide zones of mineralization.  Planned initial drill program of 2,400 meters.
  Kaniago West - located 6km northwest of the processing plant, a 5,000 meter drill program was completed by the previous operator.  The current program will be targeting resource definition of the target with extensions along strike and at depth.  Planned 4,100 meters of RC and DD.
  Mepease - located 8km southwest of the processing plant, newly acquired Central West concessions host a cluster of targets with a 10,000 meter drill program underway by current operator.  Planned program to continue with an additional 8,000 meters of RC and DD.
  Tontokrom - located 10km southwest of the processing plant, drilled in 2019.  Prior small scale mining operations have left a shallow pit, approximately 400m x 150m with known mineralization extending at depth and along strike.  A 3,600 meter drill program is planned to infill previous drilling and aims to define an initial resource once the ongoing boundary dispute is resolved with a local small-scale leaseholder which introduced access challenges to certain portions of the concession.
This initial program on the four target areas is expected to be complete in August 2020.  Additional drilling programs for Q3/Q4 2020 will be designed based on the outcomes of the initial program.
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Longer-term: Transformational Targets 2025-2028

In parallel to the near- and medium-term drilling programs, work will also advance on exploration targets with +1-million-ounce potential with the goal of these conceptual targets being in production by 2027 to replace Esaase. The current conceptual targets are on prospecting licenses and will require extensive work including soil sampling, ground geophysics and drilling.

About Paul Klipfel

Dr. Klipfel has 40 years of exploration experience in a wide variety of geologic settings and deposit types. Most of his work for the past 13 years has been in Ghana and other West African countries. He was an original mapper on the Esaase project for Keegan Resources and has been a consultant to many companies over the past 17 years in West Africa, North and South America, Australia, and Asia. He also served as President for Abzu Gold and as Chief Geologist/COO for Ashanti Gold Corp. Dr. Klipfel holds a Ph.D. in Economic Geology from Colorado School of Mines and M.S. degrees in Mineral Economics from Colorado School of Mines and Geology from University of Idaho.

Enquiries:

Lynette Gould

SVP Investor Relations

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-729-0608

Email: lynette.gould@galianogold.com

Qualified Person

The scientific and technical contents in this news release have been approved by Dr. Paul Klipfel, Senior Vice President Exploration of Galiano Gold Inc., who is a "Qualified Person" (AIPG # 10821 Certified Professional Geologist) as defined by Canadian National Instrument 43-101 (Standards of Mineral Disclosure).  Mr. Klipfel is not independent of Galiano Gold Inc.

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of long-term value creation for its stakeholders through organic production growth, exploration and disciplined deployment of its financial resources. The company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.
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Forward-looking statements in this news release include, but are not limited to: the objectives of the exploration program, including the program's ability to replace depletion, delineate mineral reserves and mineral resources, identify new mineral reserves and mineral resources and advance exploration targets to production; the expected timelines for the implementation of the exploration program and the achievement of the milestones associated therewith; the expected results of the exploration program, including its ability to generate superior economics and improve the AGM's business plan; the anticipated amount of drilling to be included in the exploration program; the method of drilling, and the extent of the utilization of a particular drilling method, to be undertaken pursuant to the exploration program; the targets to be drilled pursuant to the exploration program and the nature, prospects and expected results of drilling at such targets; the nature and timing of future exploration programs; the anticipated inclusion of drill results in the AGM's planned annual Mineral Reserve update as at December 31, 2020; and the nature of the work required to advance exploration projects into production . Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the exploration program proceeding as anticipated; the exploration program achieving the targets and milestones included therein in the manner and on the timelines anticipated therein; the nature of drilling and exploration targets conforming to current expectations; the ability of the AGM to continue to operate during the COVID-19 pandemic; that gold production and other activities will not be curtailed as a result of the COVID-19 pandemic; that the AGM will be able to continue to ship doré from the AGM site to be refined; that the doré produced by the AGM will continue to be able to be refined at similar rates and costs to the AGM, or at all; that the other current or potential future effects of the COVID-19 pandemic on the Company's business, operations and financial position, including restrictions on the movement of persons (and in particular, the AGM's workforce), restrictions on business activities, including access to the AGM, restrictions on the transport of goods, trade restrictions, increases in the cost of necessary inputs, reductions in the availability of necessary inputs and productivity and operational constraints, will not impact its 2020 production and cost guidance; that the Company's and the AGM's responses to the COVID-19 pandemic will be effective in continuing its operations in the ordinary course; the accuracy of the estimates and assumptions underlying Mineral Resource and Mineral Reserve estimates and prior exploration results, including future gold prices, cut-off grades and  production and processing estimates; the successful completion of development and exploration projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; that mineral resources can be developed as planned; that the Company's relationship with joint venture partners will continue to be positive and beneficial to the Company; interest and exchange rates; that required financing and permits will be obtained; general economic conditions; that labour disputes or disruptions, flooding, ground instability, geotechnical failure, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that there is no material adverse change in the price of gold or other metals; competitive conditions in the mining industry; title to mineral properties; costs; taxes; the retention of the Company's key personnel; and changes in laws, rules and regulations applicable to Galiano.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: the Company's and/or the AGM's operations may be curtailed or halted entirely as a result of the COVID-19 pandemic, whether as a result of governmental or regulatory law or pronouncement, or otherwise; that the doré produced at the AGM may not be able to be refined at expected levels, on expected terms or at all; that the Company and/or the AGM will experience increased operating costs as a result of the COVID-19 pandemic; that the AGM may not be able to source necessary inputs on commercially reasonable terms, or at all; the Company's and the AGM's responses to the COVID-19 pandemic may not be successful in continuing its operations in the ordinary course; mineral reserve and resource estimates may change and may prove to be inaccurate; life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect; AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; the Company's exploration programs may not successfully expand its current mineral reserves or replace them with new reserves; the Company's common shares may experience price and trading volume volatility; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; Company shareholders may be subject to future dilution; risks related to changes in interest rates and foreign currency exchange rates; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; and risks related to information systems security threats.
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Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

As a British Columbia corporation and a "reporting issuer" under Canadian securities laws, the Company is required to provide disclosure regarding its mineral properties, including the AGM, in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. In accordance with NI 43-101, the Company uses the terms mineral reserves and resources as they are defined in accordance with the CIM Definition Standards on mineral reserves and resources (the "CIM Definition Standards") adopted by the Canadian Institute of Mining, Metallurgy and Petroleum. In particular, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used in this annual report and the documents incorporated by reference herein are Canadian mining terms defined in accordance with CIM Definition Standards. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.
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United States investors are also cautioned that while the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not to assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports are or will be economically or legally mineable.

Further, "inferred resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Galiano Gold Inc.
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